SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                   Under the Securities Exchange Act of 1934*


                            Baseline Oil & Gas Corp.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    069827103
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

      Joshua L. Targoff        Michael A. Schwartz         J. Mark Metts
       Third Point LLC     Willkie Farr & Gallagher LLP      Jones Day
       390 Park Avenue          787 Seventh Avenue           717 Texas
          18th Floor            New York, NY 10019           Suite 3300
     New York, NY 10022           (212) 728-8000         Houston, TX 77002
       (212) 224-7406                                      (832) 239-3939



                                 August 12, 2008
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



---------------------------------                              -----------------
CUSIP No. 069827103                                            Page 2 of 9 Pages
---------------------------------                              -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
            13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    105,821,348
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                105,821,348
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            105,821,348
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            69.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



---------------------------------                              -----------------
CUSIP No. 069827103                                            Page 3 of 9 Pages
---------------------------------                              -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    105,821,348
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                105,821,348
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            105,821,348
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            69.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



---------------------------------                              -----------------
CUSIP No. 069827103                                            Page 4 of 9 Pages
---------------------------------                              -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Partners L.P.
            22-3352246
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    42,568,047
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                42,568,047
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            42,568,047
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            28.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



---------------------------------                              -----------------
CUSIP No. 069827103                                            Page 5 of 9 Pages
---------------------------------                              -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Partners Qualified L.P.
            74-3110449
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    62,857,301
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                62,857,301
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            62,857,301
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            41.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

          This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends the Schedule 13D filed on July 18, 2008 (as amended by Amendment No. 1 thereto filed on July 21, 2008, Amendment No. 2 thereto filed on July 22, 2008, Amendment No. 3 thereto filed on July 25, 2008, and this Amendment No. 4, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Partners L.P., a Delaware limited partnership ("Partners"), Third Point Partners Qualified L.P., a Delaware limited partnership ("Partners Qualified"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, collectively with the Management Company, Partners and Partners Qualified, the "Reporting Persons"). The Schedule 13D relates to the Common Stock, par value $0.001 per share, of Baseline Oil & Gas Corp., a Nevada corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company.

          The Management Company is the investment manager or adviser to Partners, Partners Qualified and other various funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Schedule 13D relates to the shares of Common Stock directly owned by the Funds. The Management Company and Mr. Loeb may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the
Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 of the Schedule 13D is hereby amended and restated as follows:

          The Funds have collectively expended an aggregate of approximately $49,669,243 of their own investment capital to acquire the shares of Common Stock held by them. Partners has expended an aggregate of approximately $19,497,039 of its own investment capital to acquire the Common Stock its holds. Partners Qualified has expended an aggregate of approximately $28,789,929 of its own investment capital to acquire the shares of Common Stock its holds. Other than shares of Common Stock acquired upon the conversion of Convertible Notes previously held, the Funds effected the purchases of Common Stock primarily through margin accounts, which are maintained for them with Goldman, Sachs & Co., Citigroup Global Markets, Inc., UBS Securities LLC and Bear, Stearns Securities Corp. and which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firms' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) The Reporting Persons beneficially own a total of 105,821,348 shares of Common Stock. The Reporting Persons' beneficial ownership of the Common Stock represents approximately 69.9% of the Company's outstanding Common Stock. The information provided in the cover pages with respect to the beneficial ownership by each of the Reporting Persons is incorporated herein by reference. Based upon the Company's proxy statement filed by the Company with the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders held on July 9, 2008, there were 34,462,282 issued and outstanding shares of Common Stock as of April 28, 2008. Any calculations of percentage ownership contained in this Schedule 13D assume that the only changes in the number of issued and outstanding shares since such date have been (i) the issuance of a total of 74,311,500 shares of Common Stock to the Reporting Persons upon the conversion by the Reporting Persons of Convertible Notes and (ii) the related issuance of 42,723,747 shares of Common Stock to the Reporting Persons pursuant to the "make-whole" provision in the Indenture relating to the Convertible Notes (as described in paragraph (c) below).

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 105,821,348 shares of Common Stock beneficially owned by the Funds. The Management Company, Mr. Loeb and Partners share voting power and dispositive power over the 42,568,047 shares of Common Stock directly beneficially owned by Partners. The Management Company, Mr. Loeb and Partners Qualified share voting power and dispositive power over the 62,857,301 shares of Common Stock directly beneficially owned by Partners Qualified.

     (c) On August 12, 2008, Partners and Partners Qualified entered into agreements to sell, in privately negotiated transactions, 4,725,318 and 6,974,682 shares of Common Stock, respectively, to funds managed by JVL Advisors LLC. The transactions were effected through a U.S. registered broker-dealer, at a price of $0.3975 per share. As previously disclosed in the Schedule 13D, the Reporting Persons have proposed that Mr. John Lovoi, a principal of JVL Advisors LLC, be added to the Company's board of directors.

          On August 14, 2008, Partners and Partners Qualified received 17,244,542 and 25,479,206 shares of Common Stock, respectively, issued in lieu of cash by the Company (at its option) in satisfaction of a "make-whole" amount related to the conversion by Partners and Partners Qualified of Convertible Notes, pursuant to Section 4.10 of the Indenture governing such Convertible Notes. Since the most recent filing on Schedule 13D there were no other transactions in Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds that directly hold the Common Stock, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          On August 12, 2008, Partners and Partners Qualified entered into cash-settled swap agreements with two other Funds, Third Point Offshore Fund, Ltd. ("Offshore") and Third Point Ultra Ltd. ("Ultra"), under which the Common Stock acts as the reference security and which contain two reference prices, $0.4025 and $0.3225. Pursuant to such swap agreements, Offshore and Ultra have taken the "long" sides of the swaps and are entitled to the economic benefits of a Common Stock price above $0.4025, and are subject to the economic risks of a Common Stock price below $0.3225. Conversely, Partners and Partners Qualified have taken the "short" sides of the swap agreements. The swap agreements are neutral toward each party if the price of the Common Stock is between $0.4025 and $0.3225. The swap agreement entered into between Partners and Offshore covers 27,874,970 notional shares; that between Partners and Ultra covers 6,280,658 notional shares; that between Partners Qualified and Offshore covers 41,310,527 notional shares; and that between Partners Qualified and Ultra covers 9,307,895 notional shares. Because the number of shares of Common Stock owned by each of Partners and Partners Qualified exceeds the number of shares of Common Stock represented by their respective aggregate "short" swap positions, each of Partners and Qualified Partners is "net long" with respect to the Common Stock to the extent of such excess, and each has hedged both the economic benefits and economic risks of owning the number of shares of Common Stock equal to its respective aggregate "short" swap position. Neither Offshore nor Ultra has any rights, powers, agreements, arrangements or understandings with respect to any shares of Common Stock as a result of such swap agreements, and, accordingly, neither Offshore nor Ultra is the beneficial owner of shares of Common Stock as a result of such swap agreements. Each of the swap agreements terminates on August 31, 2011.



                            [Signature pages follow]

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 14, 2008

                         THIRD POINT LLC

                         By:  Daniel S. Loeb, Chief Executive Officer

                         By: /s/ William Song
                            ----------------------------------------------------
                            William Song
                            Attorney-in-Fact


                         DANIEL S. LOEB


                         By: /s/ William Song
                            ----------------------------------------------------
                            William Song
                            Attorney-in-Fact


                         THIRD POINT PARTNERS L.P.

                         By:  Third Point Advisors LLC, its General Partner
                         By:  Daniel S. Loeb, Managing Member


                         By: /s/ William Song
                            ----------------------------------------------------
                            William Song
                            Attorney-in-Fact


                         THIRD POINT PARTNERS QUALIFIED L.P.

                         By:  Third Point Advisors LLC, its General Partner
                         By:  Daniel S. Loeb, Managing Member


                         By: /s/ William Song
                            ----------------------------------------------------
                            William Song
                            Attorney-in-Fact



               [SIGNATURE PAGE TO AMENDMENT NO. 4 TO SCHEDULE 13D
                    WITH RESPECT TO BASELINE OIL & GAS CORP.]